FILE NO. 82-34744

CU
CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500



For Immediate Release
April 29, 2004

# Canadian Utilities Limited Reports March 2004 Earnings

CALGARY, Alberta – Canadian Utilities Limited reported earnings for the three months ended March 31, 2004 of $74.5 million ($1.17 per share). Earnings for the same three months in 2003 were $85.9 million ($1.35 per share). Earnings were lower as a result of:

- a decrease in ATCO Power's earnings of 56% ($6.2 million) due to lower prices on electricity sold to the Alberta Electric System Operator ("AESO"), and the related Spark Spread (as defined below).

  AESO electricity prices for the three months ended March 31, 2004, averaged $48.81 per megawatt hour ("MWh") compared to average prices of $83.94 per MWh for the corresponding period in 2003. Natural gas prices for the three months ended March 31, 2004 averaged $6.08 per gigajoule ("GJ") compared to average prices of $7.76 per GJ for the corresponding period in 2003.

  The consequence of relatively strong natural gas prices and very low electricity prices was an average Spark Spread of $3.21 per MWh for the three months ended March 31, 2004 compared to $25.74 per MWh for the corresponding period in 2003.

  Spark Spread is defined as the difference between AESO electricity prices and the marginal cost of producing electricity from natural gas. The impact of changes in Spark Spread applies to approximately 300 megawatts of plant capacity owned in Alberta by ATCO Power out of a total owned capacity of approximately 1,100 megawatts.
- the negative impact of the Alberta Energy and Utilities Board ("AEUB") decision in late 2003 respecting the 2003/2004 general tariff application which decreased ATCO Electric's rate of return on common equity to 9.4% and the common equity ratio to 32% for transmission operations and 35% for distribution operations. These reductions in the common equity ratios reduced the common equity that ATCO Electric is allowed to earn a return on by $83 million.
- the negative impact of the AEUB decision in late 2003 respecting the 2003/2004 general rate application which decreased ATCO Pipelines' rate of return on common equity to 9.5% and the common equity ratio to 43.5%. This reduction in the common equity ratio reduced the common equity that ATCO Pipelines is allowed to earn a return on by $10.6 million.
- warmer temperatures in ATCO Gas for the three months ended March 31, 2004, which were 1.0% warmer than normal compared to 7.0% colder than normal for the corresponding period in 2003; and
- increased dividends on equity preferred shares, net of investment income, due to the issue in April 2003 of $150.0 million of 6% Series X Preferred Shares.

Revenues for the three months ended March 31, 2004 were $1,185.9 million compared to $1,372.2 million in 2003 primarily due to:

- lower prices received for electricity sold to the AESO by ATCO Power;
- lower prices of natural gas and electricity purchased for customers on a "no margin" basis by ATCO Gas and ATCO Electric;
- lower prices of natural gas purchased for ATCO Midstream's customers; and
- warmer temperatures in ATCO Gas.

Cash flow from operations was $161.8 million for the three months ended March 31, 2004 compared to $163.5 million in 2003. This decrease was primarily due to:

- lower earnings;

partially offset by

- increased receipts of deferred availability incentives by Alberta Power (2000).

Canadian Utilities Limited is a part of the ATCO Group of companies. ATCO Group is an Alberta based group of companies with international operations engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.

For further information contact:

J.A. (Jim) Campbell
Senior Vice President, Finance
& Chief Financial Officer
(403) 292-7502

K.M. (Karen) Watson
Vice President, Finance & Controller
(403) 292-7528

FILE NO. 82-34744

ATCO I-Tek

Direct Energy

April 29, 2004

SUPPL

## Direct Energy Marketing Limited and ATCO I-Tek Enter Into Long-Term Contract

EDMONTON, AB — ATCO I-Tek announced that it will enter into a $400 – $500 million, 10 year contract with Direct Energy Marketing Limited (DEML) on May 4, 2004, after the close of the transfer of the retail energy supply businesses of ATCO Gas and ATCO Electric to DEML. The ATCO I-Tek contract will provide billing and customer care services to more than one million Alberta customers. After the fifth anniversary, DEML has the option to pay cancellation fees to break the contract.

ATCO I-Tek's proven ability to provide superior customer care and billing service in both the regulated and retail energy marketplaces was key to DEML choosing ATCO I-Tek as their service provider.

"ATCO I-Tek is an industry leader in delivering service excellence," said Lori Topp, Senior Vice President, Western Region, Direct Energy Marketing Limited. "We have been working closely with ATCO I-Tek's project team on implementation and we are confident this relationship will add value to our customers and will support a smooth transition to DEML over the next few months."

Direct Energy Marketing Limited, a subsidiary of Centrica plc, a leading U.K.-based supplier of energy and home services with more than 45 million customer relationships worldwide, is North America's largest competitive energy retailer.

"We are extremely pleased to be working with DEML in this market," said Bobbi Lambright, President of ATCO I-Tek. "DEML is a world-class energy retailer and we're excited about the opportunity to put our service and technology strengths together with their retail experience.

ATCO I-Tek, an Alberta-based company, headquartered in Edmonton, employs about 850 people, including 180 new positions created to carry out the DEML contract. ATCO I-Tek delivers excellence in information technology, customer care and billing services to a diverse client group in Canada, providing competitive services in three key areas:

- Complete billing, call centre and customer care services
- Complete technology infrastructure lifecycle management including desktop, server, network, voice and call centre technologies and
- Business applications development, integration, maintenance and enhancement services

ATCO I-Tek has provided accurate, timely utility bills in Alberta's competitive energy market for the past five years. Using an exclusive customer-focused billing system, custom-designed and developed by ATCO I-Tek, the company produces more than 12 million monthly utility bills each year, handles 2.1 million customer calls and collects more than $2 billion in revenue on behalf of its clients.

ATCO I-Tek is a member of the Alberta based ATCO Group, a worldwide organization of companies actively engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about ATCO I-Tek can be found at www.atcoitek.com.

Direct Energy Marketing Limited is a wholly owned subsidiary of U.K.-based Centrica plc. In 2000, Centrica entered the North American market by acquiring DEML, which, upon completion of the Alberta transaction, will supply energy and other related services and products to almost 4 million Canadians.

- 30 -

For further information please contact:

R.L. (Bobbi) Lambright
President
ATCO I-Tek Ltd.
(780) 420-7558

Peter Symons
Director, Media Relations
Direct Energy Marketing Limited
(403) 290-6722